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UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H2C Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4655 Executive Drive, Suite 280
(No. and Street)

San Diego	California	92121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Hanlon, III — 858-242-4800 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

LL.

OATH OR AFFIRMATION

I, William B. Hanlon, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H2C Securities Inc. as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

PLEASE SEE ATTACHED NOTARIZED FORM

[signature]
Signature

CEO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California All-Purpose Acknowledgment

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document

State of California
County of San Diego

On 1-4 ,2017, before me, Ken m. Knara, Notary Public,
personally appeared William Burns Harlan III
Name(s) of Signer(s)
who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity (~~ies~~) and that by his/~~her~~/~~their~~ signature(~~s~~) on the instrument the person(~~s~~) or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct

WITNESS my hand and official seal.

Ken m. Knara
Signature of Notary Public

KEN M. KNARA
Commission # 2083185
Notary Public - California
San Diego County
My Comm. Expires Oct 21, 2018

OPTIONAL

Description of Attached Document

Title or Type of Document OATH
Document Date: 1-4-17 Number of Pages (including this one) 3
Additional Information ____________

Capacity(ies) Claimed by Signer

- ☑ Individual
- ☐ Corporate Officer- Title(s) ____________
- ☐ Partner: __ Limited __ General
- ☐ Attorney-in-Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other

Signer is representing: ____________

Right Thumbprint of Signer 1

Right Thumbprint of Signer 2

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
H2C Securities Inc.
San Diego, California

I have audited the accompanying statement of financial condition of H2C Securities Inc.as of December 31, 2016 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of H2C Securities Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H2C Securities Inc. as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of H2C Securities Inc.'s financial statements. The supplemental information is the responsibility of H2C Securities Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 17, 2017

H2C SECURITIES INC.

Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$ 3,440,928
Due from Related Party	1,896,581
Accounts receivable	1,391,116
Other assets	38,517
Total assets	$ 6,767,142

LIABILITIES AND SHAREHOLDERS EQUITY

LIABILITIES

Accounts payable	$ 19,760
Total liabilities	19,760

Shareholders Equity:

Common stock $.50 par value, (5,000 shares authorize, issued and outstanding)	2,500
Additional paid in capital	84,926
Retained earnings	6,659,956
Total shareholders' equity	6,747,382
Total liabilities and shareholders' equity	$ 6,767,142

H2C SECURITIES INC.

Statement of Income
For the year ended December 31, 2016

REVENUES:	
Fee income	$10,080,548
Total income	$10,080,548
EXPENSES:	
Occupancy	216,000
Professional fees	102,167
Regulatory fees	22,384
Salaries and wages	6,819,318
Other general and administrative expenses	71,201
Total expenses	7,231,071
INCOME BEFORE INCOME TAXES	2,849,478
INCOME TAX PROVISION	
Income tax expense	-
NET INCOME	$ 2,849,478

The accompanying notes are an integral part of these financial statements

H2C SECURITIES INC.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2016

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2016	$ 2,500	$ 84,926	$ 3,810,478	$ 3,897,904
Net income			2,849,478	2,849,478
Ending balance December 31, 2016	$ 2,500	$ 84,926	$ 6,659,956	$ 6,747,382

The accompanying notes are an integral part of these financial statements

H2C SECURITIES INC.

Statement of Cash Flows
For the year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,849,478
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	(25,404)
Other assets	279,407
Increase (decrease) in:	
Accounts payable	7,747
Payroll taxes payable	(141)
Total adjustments	261,609
Net cash provided by operating activities	3,111,087
Increase in cash	3,111,087
Cash-beginning of period	329,841
Cash-end of period	$ 3,440,928

Supplemental disclosure of cash flow information

Cash paid during the year for:	
Interest	$ -
Income taxes	

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

H2C Securities Inc., (the "Company"), was formed in 1970, in the State of Illinois as a corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and merger and acquisition advisory services. The Company does not hold customer funds or safeguard customer securities.

On September 18, 2012, G Equity Investment Group Ltd., an Illinois corporation and member of FINRA, was acquired by Hammond Hanlon Camp LLC as a fully-owned subsidiary. On October 29, 2012, G Equity Investment Group Ltd. changed its name to H2C Securities Inc.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money markets as cash equivalents.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The company maintains cash balances and deposits with financial institutions that exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

The management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 17, 2017 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2013, 2014 and 2015.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2016.

Note 2: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016 the Company had net capital of $3,421,168, which was $3,321,168 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness to net capital was 0.058 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

Note 3: INCOME TAXES

The company and its stockholders have elected S-Corporation status under the federal and state tax laws. As a result, the company is not liable for corporate income taxes but a portion of state taxes. Instead, the stockholders are taxed on the company's taxable income on their individual tax returns. However, the Company was subject to the state of California minimum franchise tax. Income tax expense for year end December 31, 2016 was $0.00.

Note 4: RELATED PARTY

H2C Securities Inc is a fully-owned subsidiary of Hammond Hanlon Camp LLC. Throughout the year, H2C Securities Inc paid expenses (expense reports and payroll charges) totaling $1,896,581 on behalf of Hammond Hanlon Camp LLC. Hammond Hanlon Camp LLC charged H2C Securities $0.00 for related charges to client expenses and client payments received by related entity. The end resulting balance as of 12/31/2016 is $1,896,581 owed to H2C Securities Inc from Hammond Hanlon Camp LLC.

H2C Securities, Inc. and Hammond Hanlon Camp, LLC file a consolidated C-Corporation Tax Return on Form 1120. We do not anticipate a 2016 tax liability, because the consolidated entity has a substantial Net Operating Loss Carryover as well as a substantial Section 179 Deduction Carryover. As of 12/31/2016, the Net Operating Loss Carryover was $311,869 and the Section 179 Deduction Carryover was $571,597.

H2C SECURITIES INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2016

		Focus 12/31/16		Audit 12/31/16		Change
Stockholders' equity, December 31, 2015	$	6,747,382	$	6,747,382	$	-
Subtract - Non allowable assets:						
Accounts receivable		1,391,116		1,391,116		
Due from Related Party		1,896,581		1,896,581		
Other assets		38,517		38,517		
Tentative net capital		3,421,168		3,421,168		-
Haircuts		0		0		-
NET CAPITAL		3,421,168		3,421,168		-
Minimum net capital		100,000		100,000		-
Excess net capital	$	3,321,168	$	3,321,168		-
Aggregate indebtedness		19,760		19,760		-
Ratio of aggregate indebtedness to net capital		0.0058		0.0058		

There were no reported differences between
the audit and Focus at December 31, 2016.

The accompanying notes are an integral part of these financial statements

H2C SECURITIES INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2016

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

ATLANTA CHICAGO NEW YORK SAN DIEGO

4655 Executive Drive, Suite 280
San Diego, CA 92121

h2c.com
T 858 242 4800

Assertions Regarding Exemption Provisions

We, as members of management of H2C Securities Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3,Paragraph (k)(2)(i)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

H2C Securities Inc.

By:

William B. Hanlon III, CEO

February 17, 2017

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
H2C Securities Inc.
San Diego, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) H2C Securities Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which H2C Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) H2C Securities Inc., stated that H2C Securities Inc., met the identified exemption provision throughout the most recent fiscal year without exception. H2C Securities Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about H2C Securities Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 17, 2017

H2C SECURITIES INC.

FINANCIAL STATEMENTS

AND

ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED

DECEMBER 31, 2016

H2C SECURITIES INC.

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